Filed Pursuant to Rule 424(b)(3)
                                                    Registration No. 333-41690


                              DBS Industries, Inc.

                              Prospectus Supplement
                    (To Prospectus Dated September 11, 2000)


        You should read this prospectus supplement, previous prospectus supplements and the related prospectus carefully before you invest. These documents contain information you should consider when making your investment decision.

        On September 7, 2000, we issued a drawdown notice to Torneaux Ltd. in connection with the common stock purchase agreement dated June 2, 2000 between us and Torneaux Ltd. The notice offered to sell up to $250,000 of our common stock to Torneaux Ltd., based on the formula provided in the stock purchase agreement, during an 18 day trading day period beginning on September 8, 2000 and ending on October 3, 2000. During the first 9 trading days, Torneaux Limited purchased a total of 84,490 shares of our common stock at an average purchase price of $0.9863 per share. The Volume Weighted Average Price of our common stock, as quoted on the OTC Bulletin Board during that portion of the Draw Down period, was approximately $1.1475 per share. These purchases resulted in proceeds of $83,333 being paid to us by Torneaux. Additionally, as part of the purchase, Torneaux Ltd. received warrants to purchase up to 42,245 shares of our common stock at an exercise price of $1.1342 per share.

        During the second 9 trading days, Torneaux Limited purchased a total of 63,092 shares of our common stock at an average purchase price of $0.880575 per share. The Volume Weighted Average Price of our common stock, as quoted on the OTC Bulletin Board during that portion of the Draw Down period, was $1.01215 per share. These purchases resulted in additional proceeds of $55,556 being paid to us by Torneaux and we issued additional warrants to purchase up to 63,092 shares of our common stock at an exercise price of $1.0126 per share.

        The attached prospectus relates to the resale of shares acquired by Torneaux Ltd. pursuant to the stock purchase agreement. Because Torneaux Ltd. may sell some or all of these shares, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of these shares, we cannot estimate the actual amount of shares that they will hold after the completion of the offering.

        We expect to use the proceeds of this sale of common stock and upon the exercise of warrants for working capital and other general corporate purposes.


           The date of this prospectus supplement is October 6, 2000.